                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                          THE PERKIN-ELMER CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   714041100
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 17, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /s. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP NO. 714041100                                           PAGE 2 OF 13 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (in his personal capacity and in his capacity as sole proprietor of SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                              542,381
   Shares
Beneficially              8       Shared Voting Power
  Owned By                               2,335,775
    Each
  Reporting               9       Sole Dispositive Power
   Person                                542,381
    With
                          10      Shared Dispositive Power
                                         2,335,775



11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         2,878,156

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            / /

13       Percent of Class Represented By Amount in Row (11)

                              6.81%

14       Type of Reporting Person*

               IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041100                                           PAGE 3 OF 13 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /x/

3        SEC Use Only

4        Source of Funds*

                WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                              0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                               0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                0
    With
                          10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            / /

13       Percent of Class Represented By Amount in Row (11)

                              4.82%

14       Type of Reporting Person*

                 IC, OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041100                                           PAGE 4 OF 13 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                   Delaware

                          7       Sole Voting Power
  Number of                              0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                               2,035,775
    Each
  Reporting               9       Sole Dispositive Power
   Person                                0
    With
                          10      Shared Dispositive Power
                                         2,035,775


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            / /

13       Percent of Class Represented By Amount in Row (11)

                              4.82%

14       Type of Reporting Person*

                 IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041100                                           PAGE 5 OF 13 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                   Delaware

                          7       Sole Voting Power
  Number of                              0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                               2,035,775
    Each
  Reporting               9       Sole Dispositive Power
   Person                                0
    With
                          10      Shared Dispositive Power
                                         2,035,775


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            / /

13       Percent of Class Represented By Amount in Row (11)

                              4.82%

14       Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041100                                           PAGE 6 OF 13 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                    UNITED STATES

                          7       Sole Voting Power
  Number of                              393,136
   Shares
Beneficially              8       Shared Voting Power
  Owned By                               2,035,775
    Each
  Reporting               9       Sole Dispositive Power
   Person                                393,136
    With
                          10      Shared Dispositive Power
                                         2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         2,428,911

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            / /

13       Percent of Class Represented By Amount in Row (11)

                              5.75%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 7 OF 13 PAGES

               This Amendment No. 12 to Schedule 13D relates to shares of Common Stock, $1.00 par value (the "Shares"), of The Perkin-Elmer Corporation (the "Issuer") and further amends the initial statement on Schedule 13D filed on January 7, 1991 and all amendments thereto (the "Initial Statement"). This Amendment No. 12 also serves as Amendment No. 3 with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc. This Amendment No. 12 is being filed to report the recent sale at market price of the Shares previously reported as held by Soros Charitable Foundation, a New York trust (the "Foundation"), to the Open Society Institute, a New York trust ("OSI"). Reference is made to the Initial Statement as amended for certain terms used herein and not otherwise defined herein. The Initial Statement is hereby supplementally amended as follows:

ITEM 2.        IDENTITY AND BACKGROUND.

               Updated information concerning the identity of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number of Shares of which the Reporting Persons may be deemed a beneficial owner is 3,271,292 (approximately 7.74% of the total number of Shares outstanding).

               (i) QI Partners may be deemed a beneficial owner of 2,035,775 Shares (approximately 4.82% of the total number of Shares outstanding).

               (ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 2,035,775 Shares held by QI Partners.

               (iii) QIH Management, Inc., as the sole general partner of QIHMI, may be deemed a beneficial owner of the 2,035,775 Shares held by QI Partners.

               (iv) The aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner is 2,878,156 (approximately 6.81% of the total number of Shares outstanding). This number consists of (a) 542,381 Shares held directly by Mr. Soros; (b) 2,035,775 Shares held by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be deemed a beneficial owner; and (c) 300,000 Shares held by Quantum Partners. Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of the Shares held for the account of Quantum Partners for purposes of Section 13(d) of the Exchange Act. Mr. Soros expressly disclaims beneficial ownership of the Shares held by Dr. Chatterjee, Winston and OSI.

               (v) Dr. Chatterjee may be deemed the beneficial owner of 2,428,911 Shares (approximately 5.75% of the total number of shares outstanding). This number consists of (i) 129,100 Shares owned directly by Dr. Chatterjee; (ii) 59,794 Shares held by Chatterjee Fund Management, L.P.; (iii) 204,242 Shares held by Winston; and (iv) 2,035,775 Shares held by QI Partners. Dr. Chatterjee expressly disclaims beneficial ownership of the Shares held by Mr. Soros, Quantum Partners and OSI.

       (c) On January 17, 1996, the Foundation sold all of the 838,056 Shares held by it to OSI, a charitable foundation of which Mr. Soros serves as one of five trustees, at a price of $38.625 per Share. There have been no other transactions with respect to the Shares during the past 60 days by any of the Reporting Persons.

                                                              PAGE 8 OF 13 PAGES


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               (k) Power of Attorney, dated July 27, 1995, granted by Mr. George Soros in favor of Mr. Michael C. Neus.

               (l) Power of Attorney, dated January 18, 1996, granted by Quantum Industrial Partners LDC in favor of Mr. Gary Gladstein, Mr. Sean Warren, Ms. Debby Sharp and Mr. Michael Neus.

                                                              PAGE 9 OF 13 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 23, 1996                    GEORGE SOROS

                                           By:    /s/ Michael C. Neus
                                                  ----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  January 23, 1996                    QUANTUM INDUSTRIAL PARTNERS LDC

                                           By:    /s/ Michael C. Neus
                                                  ----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-fact


Date:  January 23, 1996                    QIH MANAGEMENT INVESTOR, L.P.

                                           By:    QIH Management, Inc.
                                                  General Partner

                                                  By: /s/ Michael C. Neus
                                                      ------------------------
                                                      Michael C. Neus
                                                      Vice President


Date:  January 23, 1996                    QIH MANAGEMENT, INC.

                                           By:    /s/ Michael C. Neus
                                                  ----------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  January 23, 1996                    PURNENDU CHATTERJEE

                                           By:    /s/ Peter Hurwitz
                                                  ----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             PAGE 10 OF 13 PAGES


                                    ANNEX A


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Elizabeth Larson
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             PAGE 11 OF 13 PAGES


                               INDEX OF EXHIBITS


EXHIBIT                                                                     PAGE
-------                                                                     ----
  K           Power of Attorney, dated July 27, 1995, granted by Mr.         12
              George Soros in favor of Mr. Michael C. Neus.

  L           Power of Attorney, dated January 18, 1996, granted by          13
              Quantum Industrial Partners LDC in favor of Mr. Gary
              Gladstein, Mr. Sean Warren, Ms. Debby Sharp and
              Mr. Michael Neus.
